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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 5                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK BOX IF NO LONGER               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            OMB NUMBER:       3235-0362
    SUBJECT TO SECTION 16.                                                                              EXPIRES: SEPTEMBER 30, 1998
    FORM 4 OR FORM 5 OBLI-    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    GATIONS MAY CONTINUE.        Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 1.0
    SEE INSTRUCTION 1(b).                Section 30(f) of the Investment Company Act of 1940           -----------------------------
/ / FORM 3 HOLDINGS REPORTED
/ / FORM 4 TRANSACTIONS REPORTED
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1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person(s)
                                                                                                  to Issuer (Check all applicable)
                                                                                                X   Director           10% Owner
HERZLINGER      REGINA        E.                  Deere & Company (DE)                         ----               ----
-------------------------------------------------------------------------------------------         Officer (give     Other (specify
   (Last)       (First)      (Middle)       3. IRS or Social Security  4. Statement for        ----         title ----      below)
                                               Number of Reporting        Month/Year                        below)
                                               Person (Voluntary)
Soldiers Field Road, Baker Hall 165                                       October 31, 1997          --------------------------
-------------------------------------------        ###-##-####         -------------------------------------------------------------
                (Street)                                               5. If Amendment,       7. Individual or Joint/Group Reporting
                                                                          Date of Original             (check applicable line)
                                                                           (Month/Year)         X Form Filed by One Reporting Person
                                                                                               ---
                                                                                                  Form filed by More than One
                                                                                                  Reporting Person
   Boston          MA           02163                                                          ---
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   (City)       (State)         (Zip)       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security             2. Trans-  3. Transac-   4. Securities Acquired (A) or  5. Amount of    6. Owner-     7. Nature of
   (Instr. 3)                       action     tion          Disposed of (D)                Securities      ship          Indirect
                                    Date       Code          (Instr. 3, 4 and 5)            Beneficially    Form:         Beneficial
                                               (Instr. 8)                                   Owned at        Direct        Ownership
                                   (Month/                                                  end of          (D) or        (Instr. 4)
                                    Day/                  ------------------------------    Issuer's        Indirect
                                    Year)                    Amount    (A) or    Price      Fiscal Year     (I)
                                                                       (D)                  (Instr. 3       (Instr. 4)
                                                                                            and 4)
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     $1 Per Common Stock *                                                                   3600***           D
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     $1 Per Common Stock *           **          15            12         A        **
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*    References to Deere & Company common stock include associated preferred stock rights.

** Shares acquired under the dividend reinvestment program from May 3, 1993 to August 1, 1997 at prices ranging from $23.02 (on a post stock-split basis) to $40.03.

*** Restricted stock acquired under 1993 Nonemployee stock ownership plan of issuer. Grants are made annually in February of each year and restrictions are as authorized by the Board of Directors. The Plan provides for tax withholding rights.

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* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)
                                                                                                                     SEC 2270 (7/97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                              A CURRENTLY VALID OMB CONTROL NUMBER.
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FORM 5 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                     (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Trans-     5. Number of             6. Date Exer-
   (Instr. 3)                          sion of      action      action        Derivative               cisable and
                                       Exercise     Date        Code          Securities Ac-           Expiration
                                       Price of    (Month/      (Instr. 8)    quired (A) or            Date
                                       Deriv-       Day/                      Disposed of              Month/Day/
                                       ative        Year)                     (D)                      Year)
                                       Security                               (Instr. 3, 4, and 5)

                                                                                                    --------------------

                                                                                                     Date      Expir-
                                                                            ----------------------   Exer-     ation
                                                                                                     cisable   Date
                                                                               (A)        (D)
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Phantom Stock Units                    1-for-1      12/31/96        A       2399.284                   (1)       (1)
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Phantom Stock Units                    1-for-1       3/31/97        A        344.828                   (1)       (1)
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Phantom Stock Units                    1-for-1       6/30/97        A        273.349                   (1)       (1)
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Phantom Stock Units                    1-for-1       9/30/97        A         279.07                   (1)       (1)
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Phantom Stock Units                    1-for-1         (2)          A         33.861                   (2)       (2)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Na-
   lying Securities                    of         of Deriv-      ship           ture of
   (Instr. 3 and 4)                    Deriv-     ative          of             Indirect
                                       ative      Secur-         Deriv-         Bene-
                                       Secur-     ities          ative          ficial
                                       ity        Bene-          Secur-         Owner-
                                       (Instr.    ficially       ity:           ship
                                       5)         Owned          Direct         (Instr. 4)
------------------------------------              at End         (D)
                                                  of Year        or In-
                     Amount or                    (Instr. 4)     direct
       Title         Number of                                   (I)
                     Shares                                      (Instr. 4)
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Common Stock         2399.284           40.50                        D
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Common Stock          344.828           43.50                        D
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Common Stock          273.349          54.875                        D
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Common Stock           279.07           53.75                        D
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Common Stock           33.861             (2)     3330.392           D
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Explanation of Responses:

(1) The phantom stock units were accrued under the Deere & Company Nonemployee Directors Deferred Compensation Plan and are to be settled solely in cash commencing in the calendar year following the reporting person's retirement from the Board.

(2) Acquired pursuant to the Deere & Company Nonemployee Directors Deferred Compensation Plan on quarterly dividend payment dates during fiscal 1997. The units are to be settled solely in cash, commencing in the calendar year following the reporting person's retirement from the Board.



                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the
form displays a currently valid OMB number.                                                                                  Page 2
                                                                                                                    SEC 2270 (7-97)
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